Exhibit 99.1

FORM 51-102F3

Amended and Restated Material Change Report

The short form base shelf prospectus dated December 3, 2020 of Seabridge Gold Inc. is amended and supplemented by the contents of this material change report.

ITEM 1. NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (“Seabridge” or the “Company”)
Suite 400 – 106 Front Street East
Toronto, ON M5A 1E1

ITEM 2. DATE OF MATERIAL CHANGE

June 28, 2022 and August 8, 2022

ITEM 3. NEWS RELEASE

The news releases announcing the material change referred to in this report were disseminated on June 28, 2022, August 3, 2022 and August 8, 2022 through Newsfile and copies have been filed under Seabridge’s profile on SEDAR.

ITEM 4. SUMMARY OF MATERIAL CHANGE

On June 28, 2022, the Company announced the results of an updated Preliminary Feasibility Study (the “2022 PFS”) for its 100% owned KSM project located in northern British Columbia, Canada. The 2022 PFS shows a considerably more sustainable and profitable mining operation than its 2016 predecessor, now consisting of an all open pit mine plan that includes the Mitchell, East Mitchell and Sulphurets deposits only. The primary reasons for the improvements in the plan arise from the acquisition of the East Mitchell open pit resource and an expansion to planned mill throughput. The many design improvements over the 2016 PFS include a smaller environmental footprint, reduced waste rock production, reduced greenhouse gas emissions by electrification of the mine haul fleet, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining.

Notable improvements in the Base Case put forward in the 2022 PFS compared to the Base Case in the previous 2016 PFS include:

●	Proven and probable gold reserves increase 22%, from 38.8 million ounces to 47.3 million ounces, due to higher gold grades added from the East Mitchell deposit.

●	Mill throughput expands from 130,000 tonnes per day (“tpd”) to 195,000 tpd

●	Waste to ore strip ratio reduced by 23% to approximately 1.05:1.

●	A 90% increase in average annual gold production, 14% increase in annual copper production, 37% increase in annual silver production, and a 263% increase in annual molybdenum production[1]

●	Total capital of US$10.5 billion is reduced to US$9.6 billion with increases from inflation and mill expansion being wholly offset by the elimination of block cave mining from the PFS plan.

●	Initial capital increases from US$5.0 billion to US$6.4 billion primarily due to inflation.

[1]	Figures corrected from news release dated June 28, 2022. The news release dated June 28, 2022 attached hereto has been corrected to reflect a 14% increase in annual copper production, a 37% increase in annual silver production and a 263% increase in annual molybdenum production.

●	A 20 year reduction in mine life from 53 years to 33 years due to the increased mill throughput supplied by higher open pit production.

●	Total after tax net cash flow increases from US$10.0 billion to US$23.9 billion.

●	After tax NPV(5%) increases from US$1.5 billion to US$7.9 billion.

●	After tax IRR increases from 8.0% to 16.1%.

●	Payback period drops from 6.8 years to 3.7 years.

The 2022 PFS was prepared by Tetra Tech, Inc., the firm that had also authored the 2016 PFS. The 2022 PFS results released herein propose mining only 25% of the KSM resource inventory and do not include material from the copper-rich Kerr and Iron Cap deposits.

The Technical Report that has been prepared presenting the 2022 PFS also includes a preliminary economic assessment (the “PEA”) in respect of the potential to extend production at the KSM Project from its Kerr and the Iron Cap deposits and the results of the PEA were announced on August 3, 2022.

On August 8, 2022, the Issuer announced that it has filed a technical report entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report” dated August 8, 2022 (the “2022 Technical Report”) summarized in the June 28, 2022 and August 8, 2022 news releases of the Company. The authors of the 2022 Technical Report are as follows:

Hassan Ghaffari, P.Eng., Tetra Tech, Inc.
Jianhui (John) Huang, Ph.D., P.Eng., Tetra Tech, Inc.
Henry Kim, P.Geo., Wood Canada Limited
James H. Gray, P.Eng., Moose Mountain Technical Services
Neil Brazier, P.Eng., WN Brazier Associates Inc.
Rolf Schmitt, P. Geo., ERM Consultants Canada Ltd.
David Willms, P.Eng., Klohn Crippen Berger Ltd.
Derek Kinakin, M.Sc., P.Geo., P.G., BGC Engineering Inc.
Ross Hammett, Ph.D., P.Eng., WSP Golder

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news releases.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

Contact:	Rudi Fronk, Chief Executive Officer
Telephone:	(416) 367-9292

ITEM 9. DATE OF REPORT

August 9, 2022

CERTIFICATE OF SEABRIDGE GOLD INC.

Dated: August 9, 2022

The short form prospectus dated December 3, 2020, as amended by this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon territory.

“Rudi P. Fronk”	“Christopher J. Reynolds”
Chief Executive Officer, Chairman & Director	Vice President, Finance & Chief Financial Officer

On behalf of the Board of Directors

“John Sabine”	“Clement Pelletier”
Director	Director

CERTIFICATE OF THE AGENT

Dated: August 9, 2022

To the best of our knowledge, information and belief, the short form prospectus dated December 3, 2020, as amended by this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement(s) as required by the securities legislation of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon territory.

Cantor Fitzgerald & Co

“Sage Kelly”
Name:	Sage Kelly
Title:	Head of Investment Banking

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 28, 2022

Seabridge Gold Completes Updated Preliminary Feasibility Study for KSM Project

Estimated Annual Gold Output Rises 90% to more than 1 Million Oz for 33 years

After-Tax NPV(5%) soars 426% to $7.9B and Payback Period Shrinks 46% to 3.7 Years

Base Case Operating Costs Estimated at US$275 Per Oz of Gold Produced

after copper, silver and molybdenum credits

Reserves of 47.3 Million Oz Gold, 7.3 Billion Lbs Copper, 160 Million Oz Silver

and 385 Million Lbs molybdenum

Base Case Total Cost (Including all Capital, Reclamation and Closure Costs) Estimated at US$601 Per Oz of Gold Produced after copper, silver and molybdenum credits

Toronto, Canada – Seabridge Gold announced today the results of an updated Preliminary Feasibility Study (the “2022 PFS”) for its 100% owned KSM project located in northern British Columbia, Canada. The 2022 PFS shows a considerably more sustainable and profitable mining operation than its 2016 predecessor, now consisting of an all open pit mine plan that includes the Mitchell, East Mitchell and Sulphurets deposits only. The primary reasons for the improvements in the plan arise from the acquisition of the East Mitchell open pit resource and an expansion to planned mill throughput. The many design improvements over the 2016 PFS include a smaller environmental footprint, reduced waste rock production, reduced green house gas emissions by electrification of the mine haul fleet, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining.

The 2022 PFS was prepared by Tetra Tech, Inc. (“Tetra Tech”), the firm that had also authored the 2016 PFS. The 2022 PFS results released herein propose mining only 25% of the KSM resource inventory and do not include material from the copper-rich Kerr and Iron Cap deposits. An analysis of a stand-alone development of these deposits will be included as a Preliminary Economic Assessment (“PEA”) forming a separate part of the NI 43-101 Technical Report to be filed within the next 45 days.

Seabridge Gold Chairman and CEO Rudi Fronk noted: “We have redesigned KSM for an inflationary environment. The themes for this PFS are capital and energy efficiency. The mine plan is simplified to bring total capital down below 2016 estimates despite inflation by reducing sustaining capital. We have accomplished this by eliminating underground mine development which is deferred to future years. Important steps have also been taken to make the project less dependent on oil, especially diesel fuel, which is an inflationary hot spot and likely to remain so. We have done this by maximizing the use of low cost, green hydroelectric energy.”

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292 www.seabridgegold.com

Notable improvements in the Base Case 2022 PFS compared to the Base Case 2016 PFS include:

●	Proven and probable gold reserves increase 22%, from 38.8 million ounces to 47.3 million ounces (2,292 million tonnes at 0.64 g/t), due to higher gold grades added from the East Mitchell deposit.

●	Mill throughput expands from 130,000 tonnes per day (“tpd”) to 195,000 tpd

●	Waste to ore strip ratio reduced by 23% to approximately 1.05:1.

●	A 90% increase in average annual gold production, 14% increase in annual copper production, 37% increase in annual silver production, and a 263% increase in annual molybdenum production.(1)

●	Total capital of US$10.5 billion is reduced to US$9.6 billion with increases from inflation and mill expansion being wholly offset by the elimination of block cave mining from the PFS plan.

●	Initial capital increases from US$5.0 billion to US$6.4 billion primarily due to inflation.

●	A 20 year reduction in mine life from 53 years to 33 years due to the increased mill throughput supplied by higher open pit production.

●	Total after tax net cash flow increases from US$10.0 billion to US$23.9 billion.

●	After tax NPV(5%) increases from US$1.5 billion to US$7.9 billion.

●	After tax IRR increases from 8.0% to 16.1%.

●	Payback period drops from 6.8 years to 3.7 years.

The 2022 PFS envisages an open pit mine operation that is scheduled to operate for 33 years. Ore delivery to the mill is increased from an initial 130,000 metric tpd to 195,000 tpd in Year 3. Over the entire 33-year mine life, ore will be fed to a flotation and gold extraction mill. The flotation plant will produce a gold/copper/silver concentrate for transport by truck to a nearby seaport at Stewart, B.C. for shipment to Pacific Rim smelters. Metallurgical projections supported by extensive metallurgical testing project a copper concentrate with an average copper grade of 24% and a high gold (64 g/t) and silver (177g/t) content, making it readily saleable. A separate molybdenum concentrate and gold-silver doré will be produced at the KSM processing facility.

Mineral Resources

The 2022 PFS uses previously disclosed resource estimates that are based on US$1,300 per ounce gold, US$3.00 per pound copper, US$20.00 per ounce silver and US$9.70 per pound molybdenum. In addition, the resources are constrained by conceptual mining shapes.

Measured and Indicated Mineral Resources at KSM are estimated at 5.4 billion tonnes grading 0.51 grams per tonne gold, 0.16% copper, 2.4 grams per tonne silver, and 63 ppm molybdenum (88.3 million ounces of gold, 19.4 billion pounds of copper, 414 million ounces of silver, and 742 million pounds of molybdenum). An additional 5.7 billion tonnes are estimated in the Inferred Mineral Resource category grading 0.36 grams per tonne gold, 0.28% copper, 2.2 grams per tonne silver, and 33 ppm molybdenum (65.6 million ounces of gold, 35.1 billion pounds of copper and 406 million ounces of silver, and 415 million pounds of molybdenum). A detailed table of KSM’s mineral resources can be found at the end of this news release

Mineral Reserves

Updated Mineral Reserves for the project are based on open pit mining of the Mitchell, East Mitchell and Sulphurets deposits. Waste to ore cut-offs were determined using a net smelter return (“NSR”) for each block in the model. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,300 per ounce gold, US$3.00 per pound copper, US$20 per ounce silver and US$9.70 per pound molybdenum and a foreign exchange rate of 0.79 US dollar per Canadian dollar have been used in the NSR calculations.

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine pit limits in the 2022 PFS. Open pit designed phases use updated geotechnical design criteria based on recent site investigation programs. Mineral Reserves have been estimated using the updated pit designs. The open pit minimum NSR cut-off grade is varied between Cdn$ 11/t to Cdn$25/t and considers the estimated process operating cost of Cdn$10/t. Process operating costs include plant processing (including crushing/conveying costs where applicable), G&A, surface service, tailings, and water treatment costs. A premium cut-off grade of Cdn$25/t is used until the end of Year 5 to maximize the NPV and minimize the time to payback of initial capital.

Mineral Reserves for the KSM project are stated as follows:

KSM Proven and Probable Mineral Reserves as of May 26, 2022

		Ore (Mt)	Diluted Grades				Contained Metal
			Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (Moz)	Cu (Mlb)	Ag (Moz)	Mo (Mlb)
Proven	Mitchell	483	0.74	0.20	3.3	49	11.5	2,161	51	53
	East Mitchell	814	0.69	0.11	1.8	91	18.1	2,043	47	163
	Sulphurets	0	0.00	0.00	0.0	0	0.0	0	0	0
	Total Proven	1,297	0.71	0.15	2.4	75	29.6	4,203	98	215
Probable	Mitchell	452	0.59	0.15	2.5	74	8.6	1,458	36	74
	East Mitchell	392	0.46	0.09	1.7	84	5.8	784	21	73
	Sulphurets	151	0.68	0.26	1.0	70	3.3	874	5	23
	Total Probable	995	0.55	0.14	1.9	77	17.7	3,116	62	170
Proven + Probable	Mitchell	935	0.67	0.18	2.9	61	20.1	3,619	87	126
	East Mitchell	1,206	0.62	0.11	1.8	89	23.9	2,826	68	236
	Sulphurets	151	0.68	0.26	1.0	70	3.3	874	5	23
	Total Proven + Probable	2,292	0.64	0.14	2.2	76	47.3	7,320	160	385

Notes:

1.	The Mineral Reserve estimates were reviewed by Jim Gray, P.Eng. (who is also the independent Qualified Person for these Mineral Reserve estimates), reported using the 2014 CIM Definition Standards and 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, and have an effective date of May 26, 2022.
2.	Mineral Reserves are based on the 2022 PFS all open pit Life of Mine plan.
3.	Mineral Reserves are mined tonnes and grade, the reference point is the mill feed at the primary crusher and includes consideration for operational modifying factors.
4.	Mineral Reserves are reported at NSR cut-off grades that vary between of $11/t and $25/t using the following assumptions: metal prices of US$1300/oz Au, US$3.00/lb Cu, US$20/oz Ag, and US$ 9.70/lb Mo at a currency exchange rate of 0.79 US$ per CAD$; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag, molybdenum concentrate terms are 99% payable. Offsite costs (smelting, refining, transport, and insurance) are Cdn$281 per tonne of copper concentrate and Cdn$5527 per tonne of molybdenum concentrate; doré terms are $2/oz offsite costs (refining, transport and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work.
5.	The NSR cut-off grade is varied from Cdn11/t to Cdn25/t and covers the estimated process operating cost of $10/t for ore processing, G&A, surface service, tailings , and water treatment costs.
6.	Mineral Reserves account for mining loss and dilution.
7.	Mineral Reserves are a subset of the mineral resource.
8.	Numbers have been rounded as required by reporting guidelines.

Production

The open pit only mine production plan using ultra class mining starts in the higher grade Mitchell pit. Production from the high grade upper East Mitchell zone is introduced in Year 3. Waste mined from the Sulphurets, East Mitchell and Mitchell pit is placed in the Mitchell rock storage facility (RSF) until Mitchell pit is mined out by Year 25. Final waste from East Mitchell is backfilled into the mined out Mitchell pit from Year 25 onward along with some waste rehandled from the Mitchell RSF.

The updated mine plan reduces overall footprint by not using the McTagg RSF as required in the 2016 PFS and by utilizing mined out pits for backfilling waste rock.

Autonomous mine operations where applicable and an integrated remote operations centre reduce on-site personnel.

Electrification of the haul truck fleet with trolley assist reduces carbon emissions and overall mine energy costs by replacing diesel with low cost energy from electricity.

Mill feed ramps up to 130,000 tonnes per day by Year 2 followed by a 50% increase to 195,000 tonnes per day from Year 3 onwards. Average annual mill feed throughput for the 33 years of mine life is estimated at 69.5 million tonnes.

At Mitchell, a near-surface higher grade gold zone crops out allowing for gold production in the first seven years that is substantially above the mine life average. The mine plan is specifically designed for mining highest gold grade first to facilitate a quick capital investment payback. The project’s post-tax payback period is approximately 3.7 years for the Base Case or 11% of mine life. Metal production for the first seven years, compared to life of mine average production, is estimated as follows:

Average Annual Metal Production

	Years 1-7 Average	Life of Mine Average
Average Grades: Gold (grams per tonne) Copper (%) Silver (grams per tonne) Molybdenum (parts per million)	0.89 0.21 3.0 52	0.64 0.14 2.2 76
Annual Production: Gold (ounces) Copper (pounds) Silver (ounces) Molybdenum (pounds)	1,413,000 251 million 3.8 million 2.1 million	1,027,000 178 million 3.0 million 4.2 million

Note: Annual production shows total metal contained in copper concentrate, doré, and molybdenum concentrate.

Capital Costs

Initial capital cost (including contingency of US$ 949 million) is estimated at US$6.4 billion, approximately 28% higher than the initial capital estimate in the 2016 PFS primarily due to inflation experienced over the past two years. Initial capital assumes certain early works (e.g. roads and power infrastructure) are being completed ahead of a major project construction decision as a part of the ongoing KSM substantial start activities.

Sustaining capital over the 33 year mine life is estimated at US$3.2 billion, a reduction of US$2.3 billion from the 2016 PFS, and is dominated by mill throughput expansion and mine fleet ramp up in Year 1 and 2, and tailings sustaining capital mid way through the mine life.

In addition to sustaining capital, a further US$1,273million has been charged against the project for a sinking fund during the production period to pay for estimated water treatment obligations which continue after closure and for physical reclamation and post closure maintenance after mining operations have ceased.

Initial capital and sustaining capital estimates are summarized as follows:

Capital Costs (US$ million)

	Initial	Sustaining	Total
	US$ M	US$ M	US$ M
Direct Costs
Mine	1,420	1,766	3,187
Process	2,003	309	2,312
Tailings Management Facility	513	630	1,143
Environmental	15	8	23
On-site Infrastructure	39	-	39
Off-site Infrastructure	76	11	87
Power Supply/Energy Recovery	121	46	167
Total Direct Capital	4,188	2,770	6,958
Indirect cost	1,090	97	1,188
Owner’s cost	204	-	204
Contingency	949	343	1,293
Total Capital	6,432	3,210	9,642

Operating Costs

Average mine, process and G&A operating costs over the project’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.36 per tonne milled (before base metal credits). Estimated unit operating costs decreased 8% from the 2016 PFS primarily due to the change from combined open pit and block cave mining to open pit only mining, a 50% increase in mill throughput capacity, and technology improvements including automation and electrification of the mine fleet. A breakdown of estimated unit operating costs is as follows:

LOM Average Unit Operating Costs (US$ Per Tonne Milled)

Mining	3.31
Process	6.31
G&A + Site Services	1.06
Tailings Storage/Handling	0.11
Water Management/Treatment	0.50
Energy Recovery	-0.07
Provincial Sales Tax	0.13
Total Operating Costs	11.36

Economic Analysis

A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of June 20, 2022. This approach is consistent with the 2016 PFS Base Case. Two alternate cases are also presented: (i) an Alternate Case that incorporates lower metal prices than used in the Base Case to demonstrate the project’s sensitivity to lower prices; and (ii) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate. The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases as well as the 2016 PFS Base Case are as follows:

Projected Economic Results (US$)

	2016 PFS Base Case	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,230	1,742	1,850	1,500
Copper ($/pound)	2.75	3.53	4.25	3.00
Silver ($/ounce) Molybdenum ($/lb)	17.75 8.49	21.90 18.00	22.00 18.00	20.00 18.00
US$/Cdn$ Exchange Rate:	0.80	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$119	$35	-$83	$118
Operating Costs Per Ounce of Gold Produced (life of mine)	$277	$275	$164	$351
Total Cost Per Ounce of Gold Produced (inclusive of all capital and closure)	$673	$601	$490	$677
Initial Capital (billions) Sustaining Capital (billions)	$5.0 $5.5	$6.4 $3.2	$6.4 $3.2	$6.4 $3.2
Unit Operating Cost (US$/tonne)	$12.36	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$15.9	$38.6	$46.1	$27.9
NPV @ 5% Discount Rate (billions)	$3.3	$13.5	$16.4	$9.2
Internal Rate of Return	10.4%	20.1%	22.4%	16.5%
Payback Period (years)	6.0	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$10.0	$23.9	$28.6	$17.1
NPV @ 5% Discount Rate (billions)	$1.5	$7.9	$9.8	$5.2
Internal Rate of Return	8.0%	16.1%	18.0%	13.1%
Payback Period (years)	6.8	3.7	3.4	4.3

Note:

1.	Operating and total cost per ounce of gold are after copper, silver and molybdenum credits.
2.	Total cost per ounce includes all start-up capital, sustaining capital and reclamation/closure costs.
3.	Results include consideration of Royalties and Impact Benefit Agreements
4.	The post-tax results include the B.C. Mineral Tax and provincial and federal corporate taxes.

The NI 43-101 Technical Report will include sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

National Instrument 43-101 Disclosure The updated KSM PFS was prepared by Tetra Tech, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The principal consultants who contributed to the 2022 PFS, and their Qualified Persons are listed below along with their areas of responsibility:

●	Tetra Tech, under the direction of Hassan Ghaffari P.Eng (surface infrastructure, capital estimate and financial analysis), John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, G&A and site services, and overall report preparation)

●	Wood Canada Limited under the direction of Henry Kim P.Geo. (Mineral Resources)

●	Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)

●	W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)

●	ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)

●	Klohn Crippen Berger Ltd. Under the direction of David Willms P.Eng (design of surface water diversions, diversion tunnels, tailing management facility, water treatment dam and RSF and tunnel geotechnical)

●	BGC Engineering Inc. under the direction of Derek Kinakin P.Geo., P.L.Eng. (rock mechanics, geohazards and mining pit slopes)

Seabridge holds a 100% interest in several North American gold projects. Seabridge’s assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada’s Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge’s Mineral Reserves and Mineral Resources by category please visit the Company’s website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of a Preliminary Economic Assessment and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge’s or its consultants’ current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but other these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities and durability of various machinery and equipment; (v) the availability of personnel, machinery, equipment and hydro-electric power at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted indigenous groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs (and metals prices) will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; unavailability of hydro-electric power and risks relating to the costs of other energy sources; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted indigenous groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2021 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
“Rudi Fronk”
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com

KSM Project Mineral Resources (Inclusive of Mineral Reserves as stated above)

Measured Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	NSR:
Mitchell	$10.75	691,700	0.68	15,124	0.19	2,876	3.3	72,831	52	79
East Mitchell	$11.25	1,012,800	0.65	21,098	0.11	2,514	1.8	59,233	89	198
KSM Total		1,704,500	0.66	36,222	0.14	5,390	2.4	132,064	74	277

Indicated Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	$10.75-$11.25 NSR Pits $16 NSR UG
Mitchell		1,667,000	0.48	25,935	0.14	5,120	2.8	149,160	66	241
East Mitchell		746,200	0.42	10,080	0.08	1,390	1.7	41,814	79	130
Sulphurets		446,000	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Kerr		374,000	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Iron Cap		423,000	0.41	5,576	0.22	2,051	4.6	62,559	41	38
KSM Total		3,656,200	0.44	52,138	0.17	14,030	2.4	281,616	58	465

Measured plus Indicated Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	$10.75-$11.25 NSR Pits $16 NSR UG
Mitchell		2,358,700	0.54	41,059	0.15	7,996	2.9	221,991	62	320
East Mitchell		1,759,000	0.55	31,178	0.10	3,904	1.8	101,047	85	328
Sulphurets		446,000	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Kerr		370,000	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Iron Cap		423,000	0.41	5,576	0.22	2,051	4.6	62,559	41	38
KSM Total		5,356,700	0.51	88,360	0.16	19,420	2.4	413,680	63	742

Inferred Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	$10.75 NSR Pits $16 NSR UG
Mitchell		1,282,600	0.29	11,819	0.14	3,832	2.5	102,228	47	133
East Mitchell		281,100	0.37	3,372	0.07	403	2.3	21,112	61	38
Sulphurets		223,000	0.44	3,155	0.13	639	1.3	9,320	30	15
Kerr		1,999,000	0.31	19,823	0.40	17,720	1.8	114,431	23	103
Iron Cap		1,899,000	0.45	27,474	0.30	12,556	2.6	158,741	30	126
KSM Total		5,684,700	0.36	65,643	0.28	35,150	2.2	405,832	33	415

Note:

1.	The effective date for the Mineral Resource Estimate for Mitchell and East Mitchell is March 31, 2022, and for Kerr, Sulphurets and Iron Cap is December 31, 2019.
2.	The Mineral Resource estimates have been reviewed and approved by Henry Kim P.Geo., an independent Qualified Person. Mr. Kim verified the databases supporting the mineral resource estimates and conducted a personal inspection of the property and reviewed drill core from a range of representative drill holes at site and at the core storage facilities in Stewart, B.C. with Seabridge geology staff.
3.	Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).
4.	Mineral Resources were constrained within minable shapes depending on their mining methods.
5.	Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Following metal prices were used to determine Mineral Resources: US$1300/oz Au, US$3/lb Cu, US$20/oz Ag, and US$ 9.7/lb Mo.
7.	For other key assumption parameters, methods used for: Mitchell and East Mitchell, see news release “Seabridge Gold Reports Updated Mineral Resource Estimates for Mitchell and East Mitchell Deposits” dated April 14, 2022; Kerr, Sulphuret, and Iron Cap, see “KSM (KERR-SULPHURETS-MITCHELL) PREFEASIBILITY STUDY UPDATE, NI 43-101 TECHNICAL REPORT” dated April 30, 2020.
8.	Numbers may not add due to rounding.

Note: United States investors are cautioned that the requirements and terminology of NI 43-101 may differ from the requirements of the SEC, including Regulation SK-1300. Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s mining disclosure standards. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 3, 2022

New KSM Preliminary Economic Assessment (“PEA”) Sees Additional

Copper-Rich Block Cave Opportunity

PEA Based on Kerr and Iron Cap Deposits Not Included in Recently Updated PFS

39 Year PEA Mill Feed of 1.7 Bt Contains 16 B lb Copper and 23.2 Moz Gold

Base Case Operating Costs Estimated at US$0.38 Per Lb of Copper Produced after gold, silver and molybdenum credits

Base Case Total Cost (Including all Capital) Estimated at US$1.44 Per Lb of Copper Produced after gold, silver and molybdenum credits

After Tax NPV5% US$5.8 B, After Tax IRR 18.9%, After Tax Payback in 6.2 Years

Toronto, Canada – Seabridge Gold announced today the results of a Preliminary Economic Assessment Study (the “2022 PEA”) for a potential copper-rich underground mine at its 100% owned KSM project located in northern British Columbia, Canada. The 2022 PEA is a stand-alone mine plan that has been undertaken to evaluate a potential future expansion of the KSM mine to the copper rich Iron Cap and Kerr deposits after the 2022 Preliminary Feasibility Study (“PFS”) mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d, demonstrating that KSM has multigenerational long-life mining project potential with flexibility to vary metal output.

The 2022 PFS plan disclosed on 28 June 2022 is an open pit only plan with a 33 year mine life limited to the Mitchell, East Mitchell, and Sulphurets deposits. None of the mineral resources incorporated into the 2022 PEA mine plan have been used in the 2022 PFS mine plan. For the news release announcing the 2022 PFS results please click here.

Seabridge Gold Chairman and CEO Rudi Fronk noted: “KSM is really an entire district hosting a nest of potentially economic porphyry deposits with different characteristics. In our updated PFS we focused on the gold-rich deposits because of their faster payback and the relative simplicity of an open-pit only operation. However, we are very mindful that a deep deficit in mined copper is projected to be on the horizon as the world electrifies and moves towards a net zero carbon future. We therefore wanted to highlight KSM’s potential to contributute to addressing this need more fully than the mine plan contained in our updated Preliminary Feasibilty Study. We think this opportunity will be attractive to a prospective partner.”

The 2022 PEA envisages an underground focussed mine plan starting with the development of an Iron Cap block cave mine supplemented with a small open pit at Kerr. Development of a Kerr block cave mine begins when Iron Cap development tapers off. Kerr block cave mill feed starts 6 years after the start of Iron Cap mill feed. Mill feed delivery to the process plant is ramped up to 170,000 tpd by Year 12. Over the entire 39-year mine life, mill feed will be delivered to a flotation concentration mill circuit. The flotation plant will produce a gold/copper/silver concentrate and separate molybdenum concentrate for transport by truck to a nearby seaport at Stewart, B.C.

Mineral Resources

The 2022 PFS and the 2022 PEA uses previously disclosed resource estimates that are based on US$1,300 per ounce gold, US$3.00 per pound copper, US$20.00 per ounce silver and US$9.70 per pound molybdenum. In addition, the resources are constrained by conceptual mining shapes.

Measured and Indicated Mineral Resources at KSM are estimated at 5.4 billion tonnes grading 0.51 grams per tonne gold, 0.16% copper, 2.4 grams per tonne silver, and 63 ppm molybdenum (88.4 million ounces of gold, 19.4 billion pounds of copper, 414 million ounces of silver, and 742 million pounds of molybdenum). An additional 5.7 billion tonnes are estimated in the Inferred Mineral Resource category grading 0.36 grams per tonne gold, 0.28% copper, 2.2 grams per tonne silver, and 33 ppm molybdenum (65.6 million ounces of gold, 35.2 billion pounds of copper and 406 million ounces of silver, and 415 million pounds of molybdenum). A detailed table of KSM’s mineral resources can be found at the end of this news release.

2022 PEA Mine Design

Kerr open pit has been designed to supplement block cave mill feed during the ramp up of the PEA block cave production.

Waste to mill feed cut-offs are determined using a Net Smelter Return (“NSR”) for each block in the model. The pit delineated resources for the 2022 PEA use an NSR cut-off of Cdn$10.75/t. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,200 per ounce gold, US$2.70 per pound copper, and US$17.50 per ounce silver and a foreign exchange rate of US$ 0.83 per Cdn$1.00 are used in the NSR calculations.

The underground block caving mine designs for Iron Cap and Kerr are based on modeling using GEOVIA’s Footprint Finder (FF) software. The ramp-up and maximum yearly mine production rates are established based on the rate at which the drawpoints are constructed and the assumptions are conservatively less than the demonstrated maximum industry rate and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs are based on industry averages adjusted to suit the anticipated conditions.

The Iron Cap block cave mine includes an estimated development duration of 4 years, a production ramp-up period of 6 years, steady state production at 32.9 million tonnes per year for 17 years, and then a production ramp-down period of 6 years. The Iron Cap block cave is located adjacent to the Mitchell-Treaty Tunnels (“MTT”), the transportation conduit between mine and mill.

The Iron Cap mine is designed as a partially electrified mine with partial automation where battery electric vehicles replace diesel production loaders on the extraction level and trains replace trucks on the haulage level. The height of draw averages around 500m, ranging from 200m on the west limit that is developed early in the mine life to 750m on the east edge of the design that is developed late in the mine life.

The Kerr block cave has an estimated development duration of five years, a production ramp-up period of 5 years, and steady state production at 29.2 million tonnes per year for 20 total years with a seven year production dip to as low as 15.0 million tonnes during the transition from the first to second lift.

The Kerr block cave has been designed as a conventionally developed and operated block cave mine leaving additional upside for improvement by electrification.

The mining NSR shut-off is Cdn$20 per tonne for the Iron Cap block cave and Cdn$18 per tonne for the Kerr block cave. The mill feed contained in the mine plan for the 2022 PEA including dilution and mining losses are stated as follows.

Mill Feed from the PEA Mine Plan

Zone	Mining Method	Classification	Tonnes (millions)	Average Grades			Contained Metal
				Gold (g/t)	Copper (%)	Silver (g/t)	Gold M oz’s	Copper M lbs	Silver M oz’s
Iron Cap	Block Cave	M+I	58	0.62	0.28	3.2	1.1	354	5.9
		Inferred	685	0.58	0.36	3.0	12.7	5,424	65.4
Kerr	Open Pit	M+I	117	0.26	0.51	1.4	1.0	1,315	5
		Inferred	7	0.74	0.09	1.5	0.2	14	0
	Block Cave	M+I	48	0.25	0.53	1.3	0.4	557	2.0
		Inferred	777	0.31	0.49	1.7	7.8	8,339	43.6
Total Mill Feed Mined		M+I	223	0.35	0.45	1.8	2.5	2,226	13
		Inferred	1,469	0.44	0.43	2.3	20.7	13,777	109

Note: The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Production

The 2022 PEA assumes that the 2022 PFS plan has been completed. Open pit mining equipment will be relocated to the Kerr deposit to begin prestripping while the Iron Cap block cave is being developed. Year 1 of the 2022 PEA mine life coincides with the first year of mill feed from the Iron Cap deposit. Mill feed from Kerr block cave begins in Year 7. The 2022 PEA production plan produces 14.3 Billion pounds of copper, 14.3 Million ounces of gold, 68.2 million ounces of silver, and 13.8 million pounds of molybdenum from 1.7 Billion tonnes of mill feed over a 39 year mine life. The production schedule is shown in the graph below.

2022 PEA Mill Feed Production Schedule

Average annual production is summarized estimated as follows:

Average Annual Metal Production

Life of Mine Average
Average Grades: Gold (grams per tonne) Copper (%) Silver (grams per tonne) Molybdenum (parts per million)	0.43 0.43 2.2 24
Average Annual Production: Gold (ounces) Copper (pounds) Silver (ounces) Molybdenum (pounds)	368,000 366 million 1.8 million 0.4 million

Note: Annual production shows total metal contained in copper concentrate, doré, and molybdenum concentrate.

Tailing management is envisioned as a combination of technically viable storage approaches that will be refined in future studies to comprise appropriate and responsible solutions depending on best selected locations and available technology.

Capital Costs

Initial capital cost for the 2022 PEA is estimated at US$1.5 billion with sustaining capital over the 39 year mine life estimated at US$12.8 billion dominated by block cave development capital. Initial capital includes all capital until the first year of mill feed (Year 1). Capital estimates are summarized as follows:

2022 PEA Capital Costs (US$ million)

	Initial	Sustaining	Total
	US$ M	US$ M	US$ M
Direct Costs
Mine	828	6,678	7,506
Process	0	651	651
Tailings Management Facility	74	664	738
On-site Infrastructure	26	573	599
Power Supply/Energy Recovery	0	112	112
Total Direct Capital	927	8,678	9,606
Indirect cost	253	1249	1,502
Contingency	320	2824	3,145
Total Capital	1,500	12,752	14,252

Note: Numbers may not add due to rounding

Operating Costs

Average mine, process and G&A operating costs over the project’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.98 per tonne milled (before base metal credits). A breakdown of estimated unit operating costs is as follows:

2022 PEA LOM Average Unit Operating Costs (US$ Per Tonne Milled)

Mining	4.99
Process	4.31
G&A + Site Services	1.89
Tailings Storage/Handling	0.15
Water Management/Treatment	0.68
Energy Recovery	-0.09
Provincial Sales Tax	0.05
Total Operating Costs	11.98

Economic Analysis

A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for gold, copper and silver metal prices of as of June 20, 2022. This approach is used because it is consistent with the 2022 PFS Base Case. Molybdenum price is based on a recent study for a primary molybdenum project. Two alternate cases are also presented: (i) an Alternate Case that incorporates lower metal prices than used in the Base Case to demonstrate the project’s sensitivity to lower prices; and, (ii) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate. The pre-tax and post-tax estimated economic results in U.S. dollars for all three are as follows:

2022 PEA Projected Economic Results (US$)

	2022 PEA Base Case	2022 PEA Alternate Case	2022 PEA Recent Spot Case
Metal Prices:
Gold ($/ounce)	1,742	1,500	1,850
Copper ($/pound)	3.53	3.00	4.25
Silver ($/ounce) Molybdenum ($/lb)	21.90 18.00	20.00 18.00	22.00 18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Pound of Copper Produced (life of mine)	$0.38	$0.59	$0.32
Total Cost Per Pound of Copper Produced (inclusive of all capital)	$1.44	$1.64	$1.38
Pre-Tax Results:
Net Cash Flow (billions)	$29.8	$19.4	$40.9
NPV @ 5% Discount Rate (billions)	$9.7	$5.8	$13.9
Internal Rate of Return	24.0%	17.4%	30.4%
Payback Period (years)	4.7	7.5	3.9
Post-Tax Results:
Net Cash Flow (billions)	$18.5	$11.9	$25.6
NPV @ 5% Discount Rate (billions)	$5.8	$3.3	$8.4
Internal Rate of Return	18.9%	13.5%	24.0%
Payback Period (years)	6.2	8.7	4.4

Note:

5.	The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
6.	Results include consideration of Royalties and Impact Benefit Agreements.
7.	Operating and total cost per pound of copper produced are after gold, silver and molybdenum credits.
8.	The post-tax results include the B.C. Mineral Tax and provincial and federal corporate taxes.
9.	Cash flows are discounted to the start of the 2022 PEA development.
10.	Payback years are measured from the first year of mill feed.

The NI 43-101 Technical Report will include sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

National Instrument 43-101 Disclosure The 2022 KSM PEA was prepared by Tetra Tech, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The principal consultants who contributed to the 2022 PEA, and their Qualified Persons are listed below along with their areas of responsibility:

●	Tetra Tech, under the direction of Hassan Ghaffari P.Eng (surface infrastructure, capital estimate and financial analysis), John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, G&A and site services, and overall report preparation)

●	Wood Canada Limited under the direction of Henry Kim P.Geo. (Mineral Resources)

●	WSP Golder, under the Direction of Ross Hammett P.Eng (Block Cave mining)

●	Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit mining, MTT and rail mill feed conveyance design, tunnel capital costs)

●	W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)

●	ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)

●	Klohn Crippen Berger Ltd. Under the direction of David Willms P.Eng (design of surface water diversions, diversion tunnels, tailing management facility, water treatment dam and RSF and tunnel geotechnical)

Seabridge holds a 100% interest in several North American gold projects. Seabridge’s assets include the KSM and Iskut projects located in Northwest British Columbia, Canada’s “Golden Triangle”, the Courageous Lake project located in Canada’s Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge’s Mineral Reserves and Mineral Resources by category please visit the Company’s website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All mineral reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources; (ii) estimates of the capital costs and timing of constructing the facilities for the potential mine expansion and bringing the additional mine areas into production, of operating such mine, of sustaining capital and the duration of capital payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; (v) estimates of block cave ramp-up, production and ramp-down rates; (vi) the assumptions on which the various estimates are made are reasonable; and (vii) projections of a future deep deficit in mined copper. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge’s or its consultants’ current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but these assumptions include: (i) the presence of and continuity of metals at the Property at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities and durability of various machinery and equipment; (v) the availability of personnel, machinery, equipment and hydro-electric power at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed construction and operations timelines; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted indigenous groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs (and metals prices) will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; unavailability of hydro-electric power and risks relating to the costs of other energy sources; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted indigenous groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2021 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
“Rudi Fronk”
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com

KSM Project Mineral Resources (Inclusive of Mineral Reserves as stated above)

Measured Resources

Project	Cut Off ($/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
KSM:	NSR:
Mitchell	$10.75	692,000	0.68	15.1	0.19	2,876	3.3	72.8	52	79
East Mitchell	$11.25	1,013,000	0.65	21.0	0.11	2,514	1.8	59.2	89	198
KSM Total		1,705,000	0.66	36.2	0.14	5,390	2.4	132.0	74	277

Indicated Resources

Project	Cut Off ($/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
KSM:	$10.75-$11.25 NSR Pits $16 NSR UG
Mitchell		1,667,000	0.48	25.9	0.14	5,120	2.8	149.2	66	241
East Mitchell		746,000	0.42	10.0	0.08	1,390	1.7	41.8	79	130
Sulphurets		446,000	0.55	7.9	0.21	2,064	1.0	14.3	53	52
Kerr		374,000	0.22	2.7	0.41	3,405	1.1	13.7	5	4
Iron Cap		423,000	0.41	5.6	0.22	2,051	4.6	62.6	41	38
KSM Total		3,656,000	0.44	52.1	0.17	14,030	2.4	281.6	58	465

Measured plus Indicated Resources

Project	Cut Off ($/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
KSM:	$10.75-$11.25 NSR Pits $16 NSR UG
Mitchell		2,359,000	0.54	41.1	0.15	7,996	2.9	222.0	62	320
East Mitchell		1,759,000	0.55	31.2	0.10	3,904	1.8	101.0	85	328
Sulphurets		446,000	0.55	7.9	0.21	2,064	1.0	14.3	53	52
Kerr		370,000	0.22	2.7	0.41	3,405	1.1	13.7	5	4
Iron Cap		423,000	0.41	5.6	0.22	2,051	4.6	62.6	41	38
KSM Total		5,357,000	0.51	88.4	0.16	19,420	2.4	413.7	63	742

Inferred Resources

Project	Cut Off ($/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
KSM:	$10.75 NSR Pits $16 NSR UG
Mitchell		1,283,000	0.29	11.8	0.14	3,832	2.5	102.2	47	133
East Mitchell		281,000	0.37	3.3	0.07	403	2.3	21.1	61	38
Sulphurets		223,000	0.44	3.2	0.13	639	1.3	9.3	30	15
Kerr		1,999,000	0.31	19.8	0.40	17,720	1.8	114.4	23	103
Iron Cap		1,899,000	0.45	27.5	0.30	12,556	2.6	158.7	30	126
KSM Total		5,685,000	0.36	65.6	0.28	35,150	2.2	405.8	33	415

Note:

9.	The effective date for the Mineral Resource Estimate for Mitchell and East Mitchell is March 31, 2022, and for Kerr, Sulphurets and Iron Cap is December 31, 2019.
10.	The Mineral Resource estimates have been reviewed and approved by Henry Kim P.Geo., an independent Qualified Person. Mr. Kim verified the databases supporting the mineral resource estimates and conducted a personal inspection of the property and reviewed drill core from a range of representative drill holes at site and at the core storage facilities in Stewart, B.C. with Seabridge geology staff.
11.	Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).
12.	Mineral Resources were constrained within mineable shapes depending on their mining methods.
13.	Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
14.	Following metal prices were used to determine Mineral Resources: US$1300/oz Au, US$3/lb Cu, US$20/oz Ag, and US$ 9.7/lb Mo.
15.	For other key assumption parameters, methods used for: Mitchell and East Mitchell, see news release “Seabridge Gold Reports Updated Mineral Resource Estimates for Mitchell and East Mitchell Deposits” dated April 14, 2022; Kerr, Sulphuret, and Iron Cap, see “KSM (KERR-SULPHURETS-MITCHELL) PREFEASIBILITY STUDY UPDATE, NI 43-101 TECHNICAL REPORT” dated April 30, 2020.
16.	Numbers may not add due to rounding.

Note: United States investors are cautioned that the requirements and terminology of NI 43-101 may differ from the requirements of the SEC, including Regulation SK-1300. Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s mining disclosure standards. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 8, 2022

Seabridge Gold Files KSM Technical Report

Report Contains PFS with 33 Year Open Pit Mine Plan and

A 39 Year PEA Capturing Higher Grade Copper Deposits Not Included in PFS

Toronto, Canada – Seabridge Gold announced today that it has filed a National Instrument 43-101 technical report at www.sedar.com for its 100%-owned KSM project located in northern British Columbia, Canada entitled “KSM Prefeasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report” with an effective date of August 8, 2022 (the “Technical Report”).

Chairman and CEO Rudi Fronk commented that “for the first time we have provided a complete picture of KSM’s potential for multi-generational gold, copper, silver and molybdenum production. This Technical Report enables potential partners to evaluate all the major opportunities and challenges of the project as defined by industry-leading consultants in their respective fields of expertise. The PFS lays out a development option which is simplified and limited to open pit production with a rapid payback thanks in part to a very low strip ratio for such a large mine. Average annual gold production is estimated at more than 1 million ounces per year. The PEA defines a robust copper-rich opportunity from block caving. Both have excellent economics at current metal prices and share innovative environmental enhancements including substantial electrification.”

2022 PFS Highlights

The 2022 Preliminary Feasibility Study (“2022 PFS”) shows a considerably more sustainable and profitable mining operation than its 2016 predecessor, now consisting of an all open pit mine plan that includes the Mitchell, East Mitchell and Sulphurets deposits only. The primary reasons for the improvements in the plan compared to the 2016 study arise from the acquisition of the East Mitchell open pit resource and an expansion to planned mill throughput. The many design improvements over the 2016 PFS include a smaller environmental footprint, reduced waste rock production, reduced green house gas emissions by partial electrification of the mine haul fleet, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining.

The 2022 PFS has redesigned KSM for an inflationary environment and include capital and energy efficiency. The mine plan was simplified to bring total capital down below the 2016 estimates despite inflation by eliminating sustaining capital associated with block cave development. Important steps were also taken to make the project less dependent on oil, especially diesel fuel, which is an inflationary hot spot and likely to remain so. We have done this by maximizing the use of low cost, green hydroelectric energy.

Highlights of the 2022 PFS include:

●	Proven and Probable Mineral Reserves of 47.3 million ounces of Gold, 7.3 billion pounds of copper, 160 million ounces of silver and 385 million pounds of molybdenum

●	Average annual metal production over the 33 year mine life of 1.03 million ounces of gold, 178 million pounds of copper, 3.0 million ounces of silver and 4.2 million pounds of molybdenum

●	Base case operating costs estimated at US$275 per ounce of gold produced after copper, silver and molybdenum credits

●	Base case total cost (Including initial and sustaining capital, reclamation and closure costs) estimated at US$601 per ounce of gold produced after copper, silver and molybdenum credits

●	After-Tax NPV(5%) estimated at US$7.9B, after tax IRR at 16.1% and after tax payback of 3.7 Years

The 2022 PFS envisages an open pit mine operation that is scheduled to operate for 33 years. Ore delivery to the mill is increased from an initial 130,000 metric tonnes per day (“tpd”) to 195,000 tpd in Year 3. Over the entire 33-year mine life, ore will be fed to a flotation and gold extraction mill. The flotation plant will produce a gold/copper/silver concentrate for transport by truck to a nearby seaport at Stewart, B.C. for shipment to Pacific Rim smelters. Metallurgical projections supported by extensive metallurgical testing project a copper concentrate with an average copper grade of 24% and a high gold (64 g/t) and silver (177g/t) content, making it readily saleable. A separate molybdenum concentrate and gold-silver doré will be produced at the KSM processing facility. Base case metal prices used in the 2022 PFS were US$1,742 per ounce of gold, US$3.53 per pound of copper, US$21.90 per ounce of silver and US$18.00 per pound of molybdenum.

For further details on the 2022 PFS please see here.

2022 PEA Highlights

The 2022 Preliminary Economic Assessment (“2022 PEA”) is a stand-alone mine plan that has been undertaken to evaluate a potential future expansion of the KSM mine to the copper rich Iron Cap and Kerr deposits after the 33-year 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 tpd, demonstrating that KSM has multigenerational long-life mining project potential with flexibility to vary metal output.

Highlights of the 2022 PEA using the same base case metal prices as the 2022 PFS include:

●	Based entirely on KSM’s Kerr and Iron Cap deposits that are not included in the 2022 PFS

●	39-year mill feed of 1.7 billion tonnes containing 16 billion pounds of Copper, 23.2 million ounces of gold and 122 million ounces of silver

●	Average annual production over the 39-year mine life of 368,000 ounces of gold, 366 million pounds of copper, 1.8 million ounces of silver and 0.4 million pounds of molybdenum

●	Base case operating costs estimated at US$0.38 per pound of copper produced after gold, silver and molybdenum credits

●	Base case total cost (including all capital) estimated at US$1.44 per pound of copper produced after gold, silver and molybdenum credits

●	After tax NPV5% estimated at US$5.8 billion, after tax IRR at 18.9%, and after-tax payback at 6.2 Years

The 2022 PEA envisages an underground focused mine plan starting with the development of an Iron Cap block cave mine supplemented with a small open pit at Kerr. Development of a Kerr block cave would commence after the production ramp-up period of Iron Cap is completed. Kerr block cave mill feed starts 6 years after the start of Iron Cap mill feed. Mill feed delivery to the process plant is ramped up to 170,000 tpd by Year 12. Over the entire 39-year mine life, mill feed will be delivered to a conventional flotation concentrator. The flotation plant will produce a gold/copper/silver concentrate and separate molybdenum concentrate for transport by truck to a nearby seaport at Stewart, B.C.

For further details on the 2022 PEA please see here.

Note: The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

National Instrument 43-101 Disclosure

The new Technical Report incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The authors of the Technical Report are listed below along with the names of their employers:

●	Tetra Tech, under the direction of Hassan Ghaffari P.Eng (surface infrastructure, capital estimate and financial analysis), John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, G&A and site services, and overall report preparation)

●	Wood, under the direction of Henry Kim P.Geo. (Mineral Resources)

●	Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)

●	W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)

●	ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)

●	Klohn Crippen Berger Ltd. Under the direction of David Willms P.Eng (design of surface water diversions, diversion tunnels, tailing management facility, water treatment dam and RSF and tunnel geotechnical)

●	BGC Engineering Inc. under the direction of Derek Kinakin P.Geo., P.L.Eng. (rock mechanics, geohazards and mining pit slopes)

●	WSP Golder, under the Direction of Ross Hammett P.Eng (Block Cave mining)

Seabridge holds a 100% interest in several North American gold projects. Seabridge’s assets include the KSM and Iskut projects located in Northwest British Columbia, Canada’s “Golden Triangle”, the Courageous Lake project located in Canada’s Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge’s Mineral Reserves and Mineral Resources by category please visit the Company’s website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All mineral reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Estimation of Mineral Resources and Mineral Reserve Best Practice Guidelines (2019) and the CIM Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources”. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources; (ii) estimates of the capital costs and timing of constructing the facilities for the potential mine expansion and bringing the additional mine areas into production, of operating such mine, of sustaining capital and the duration of capital payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; (v) estimates of block cave ramp-up, production and ramp-down rates; (vi) the assumptions on which the various estimates are made are reasonable; and (vii) projections of a future deep deficit in mined copper. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge’s or its consultants’ current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but these assumptions include: (i) the presence of and continuity of metals at the Property at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities and durability of various machinery and equipment; (v) the availability of personnel, machinery, equipment and hydro-electric power at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed construction and operations timelines; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted indigenous groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs (and metals prices) will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; unavailability of hydro-electric power and risks relating to the costs of other energy sources; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted indigenous groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2021 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
“Rudi Fronk”
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com